US Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

January 18, 2022

Re:	Diversified Opportunity, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed January 18, 2022
File No. 024-11725

On behalf of Diversified Opportunity, Inc., I hereby request qualification of the above-referenced offering statement at 2:00pm, Eastern Time, on January 19, 2022, or as soon thereafter as is practicable.

Sincerely,

WEINGOLD LAW PLLC

By:	/s/ Christine Lachnicht
Christine Lachnicht, Senior Securities Counsel

cc: Diversified Opportunity, Inc.

WEINGOLD LAW | 312 11th Avenue | No. 21L | New York | NY | 10001 | P 646.389.4776 | W www.ppmlawyers.com | E clachnicht@ppmlawyers.com